06050438

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SEC FILE NUMBER
8-33456

SEC MAIL RECEIVED PROCESSING SECTION NOV 2 8 2006 WASH., D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gustafson Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7050 Friars Road, Suite 204
(No. and Street)

San Diego	CA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vance Gustafson (619) 234-0358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Diehl, Evans and Company, LLP
(Name – *if individual, state last, first, middle name*)

2121 Alton Parkway, Suite 100	Irvine,	CA	92606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vance Gustafson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gustafson Financial, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUBSCRIBED TO AND SWORN TO (OR AFFIRMED) BEFORE ME THIS 27th DAY OF November 20 06 BY Vance Gustafson

~~PERSONALLY KNOWN~~ TO ME OR PROVED TO ME ON THE BASIS OF SATISFACTORY EVIDENCE TO BE THE PERSON(~~S~~) WHO APPEARED BEFORE ME.

SIGNATURE OF NOTARY

OMAR R. KANAN
COMM. #1401914
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
My Comm. Expires February 23, 2007

GUSTAFSON FINANCIAL, INC.

FINANCIAL STATEMENTS

WITH REPORT ON AUDIT
BY INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2006

GUSTAFSON FINANCIAL, INC.

TABLE OF CONTENTS

September 30, 2006

DIEHL, EVANS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

A PARTNERSHIP INCLUDING ACCOUNTANCY CORPORATIONS

2121 ALTON PARKWAY, SUITE 100
IRVINE, CALIFORNIA 92606-4956
(949) 399-0600 • FAX (949) 399-0610
www.diehlevans.com

MICHAEL R. LUDIN, CPA
CRAIG W. SPRAKER, CPA
NITIN P. PATEL, CPA
ROBERT J. CALLANAN, CPA
•PHILIP H. HOLTKAMP, CPA
•THOMAS M. PERLOWSKI, CPA
•HARVEY J. SCHROEDER, CPA
KENNETH R. AMES, CPA

•A PROFESSIONAL CORPORATION

November 11, 2006

INDEPENDENT AUDITORS' REPORT

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 8 2006
WASH. D.C.
213

Board of Directors
Gustafson Financial, Inc.
San Diego, California

We have audited the balance sheet of Gustafson Financial, Inc. as of September 30, 2006, and the related statements of income and retained earnings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gustafson Financial, Inc. as of September 30, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 to 9 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rules 15c3-1 and 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Diehl, Evans and Company, LLP

OTHER OFFICES AT:

2965 ROOSEVELT STREET
CARLSBAD, CALIFORNIA 92008-2389
(760) 729-2343 • FAX (760) 729-2234

613 W. VALLEY PARKWAY, SUITE 330
ESCONDIDO, CALIFORNIA 92025-2598
(760) 741-3141 • FAX (760) 741-9890

FINANCIAL STATEMENTS

GUSTAFSON FINANCIAL, INC.

BALANCE SHEET

September 30, 2006

ASSETS

CURRENT ASSETS:	
Cash and brokerage money fund in the amount of $10,218	$ 11,291
Commissions receivable	15,845
TOTAL CURRENT ASSETS	27,136
PROPERTY AND EQUIPMENT, AT COST NET OF ACCUMULATED DEPRECIATION OF $1,582	-
OTHER ASSETS:	
Deposit on lease (Note 4)	645
TOTAL ASSETS	$ 27,781

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accrued liabilities	$ 1,200
Accrued commissions	13,709
TOTAL CURRENT LIABILITIES	14,909
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	15,000
Retained earnings	(2,128)
TOTAL STOCKHOLDERS' EQUITY	12,872
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 27,781

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF INCOME

For the year ended September 30, 2006

REVENUES:		
Commissions	$	230,697
Interest income		5,419
TOTAL REVENUES		236,116
EXPENSES:		
Commissions		175,554
Employee compensation and benefits		24,214
Payroll tax expense		1,893
Insurance		1,269
Legal and professional services		4,250
Licenses		372
Office supplies and expense		2,015
Postage and messenger service		1,051
Regulatory fees		7,470
Rents		10,800
Repairs and maintenance		560
Securities quotation services and other subscriptions		10,886
Telephone		2,880
Other expenses		178
Expense reimbursements from sales agents		(7,100)
TOTAL EXPENSES		236,292
NET INCOME BEFORE INCOME TAXES		(176)
PROVISION FOR INCOME TAXES (NOTE 3)		800
NET LOSS	$	(976)

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended September 30, 2006

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - October 1, 2005	100	$ 15,000	$ (1,152)	$ 13,848
Dividends	-	-	-	-
Net income	-	-	(976)	(976)
Balance - September 30, 2006	100	$ 15,000	$ (2,128)	$ 12,872

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (976)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	$ (5,590)	
Increase in accrued liabilities	171	
Increase in accrued commissions	6,165	
Total adjustments		746
NET CASH USED BY OPERATING ACTIVITIES		(230)
NET DECREASE IN CASH		(230)
CASH AND CASH EQUIVALENTS, OCTOBER 1, 2005		11,521
CASH AND CASH EQUIVALENTS, SEPTEMBER 30, 2006		$ 11,291

NOTE: Cash flows from operating activities include cash payments for:

Income taxes	$ 800

See independent auditors' report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

September 30, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Gustafson Financial, Inc. (the Company) operates as a registered broker-dealer in marketable securities and other financial instruments. Under the terms of its registration agreement, the Company does not carry customer accounts, and does not receive or hold customer funds or securities. Security trades on behalf of customers are executed on a "Fully-Disclosed" basis, wherein all orders from customers are forwarded directly to a reciprocal broker for execution and all monies are sent directly from the customer to the reciprocal broker. The Company receives commissions on these trades.

The Company ceased operations in October 2006. Transactions for Company customers are being handled through another broker/dealer. The Company is expected to be sold or liquidated within the next several months.

b. The Company uses the accrual method of accounting for financial reporting purposes. Commission revenue and the related commission expense are recorded on a trade date basis.

c. Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over an estimated life of ten years. As of September 30, 2006, property and equipment are fully depreciated.

d. The office lease, more fully described in Note 4, is an operating lease.

e. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f. For the purpose of the statement of cash flows, cash and cash equivalents have been defined as demand deposits and highly liquid investments purchased with an original maturity of three months or less.

2. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the Rule, shall not exceed 15 to 1. Under its registration agreement as a fully disclosed broker-dealer and pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, the Company is required to maintain minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness.

See independent auditors' report.

2. NET CAPITAL REQUIREMENT: (CONTINUED):

At September 30, 2006, the Company had net capital of $12,227, which was $7,227 in excess of its required net capital. This amount may fluctuate on a daily basis. The Company's net capital to aggregate indebtedness ratio was .82 to 1.

The Company had no outstanding subordinated liabilities as of September 30, 2006.

3. INCOME TAXES:

California income tax expense for the year ended September 30, 2006 was $800. Income and expenses are included in the determination of taxable income in the same period they are recognized for financial reporting purposes. Accordingly, there is no provision for deferred income taxes. There was no federal income tax expense for the year ended September 30, 2006 due to a net loss of $976. At September 30, 2006 there remains a federal net operating loss carryover of $5,082 available for use in the future.

4. OPERATING LEASE OBLIGATIONS:

The Company is leasing office space in a commercial office building in the City of San Diego, California. The original lease term ended and the lease is now on a month-to-month basis and there are no future minimum lease payments as of September 30, 2006. There is a deposit of $645 with the landlord.

5. STOCKHOLDERS' EQUITY:

There was no change in ownership of the Company's common stock nor were there any shares of stock issued or redeemed during the fiscal year ended September 30, 2006.

See independent auditors' report.

SUPPLEMENTARY INFORMATION

GUSTAFSON FINANCIAL, INC.

COMPLIANCE WITH NET CAPITAL REQUIREMENT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

September 30, 2006

AGGREGATE INDEBTEDNESS		$ 14,909
MINIMUM NET CAPITAL REQUIRED:		
Greater of $5,000 or 6.67% of aggregate indebtedness		$ 5,000
ACTUAL NET CAPITAL:		
Total stockholder's equity	$ 12,872	
Less non-allowable asset:		
Deposit on lease	(645)	
NET CAPITAL		12,227
EXCESS OVER REQUIREMENT		$ 7,227
PERCENTAGE OF NET CAPITAL TO AGGREGATE INDEBTEDNESS		82%
RECONCILIATION FROM UNAUDITED NET CAPITAL:		
Unaudited net capital at September 30, 2006 as previously reported		$ 12,227
Audit adjustments to net capital		-
AUDITED NET CAPITAL AT SEPTEMBER 30, 2006		$ 12,227

See independent auditors' report.

GUSTAFSON FINANCIAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2006

Exemption is claimed under Rule 15c3-3(k)(2)(ii), since all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

See independent auditors' report.

DIEHL, EVANS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

A PARTNERSHIP INCLUDING ACCOUNTANCY CORPORATIONS

2121 ALTON PARKWAY, SUITE 100
IRVINE, CALIFORNIA 92606-4956
(949) 399-0600 • FAX (949) 399-0610
www.diehlevans.com

MICHAEL R. LUDIN, CPA
CRAIG W. SPRAKER, CPA
NITIN P. PATEL, CPA
ROBERT J. CALLANAN, CPA
*PHILIP H. HOLTKAMP, CPA
*THOMAS M. PERLOWSKI, CPA
*HARVEY J. SCHROEDER, CPA
KENNETH R. AMES, CPA

*A PROFESSIONAL CORPORATION

November 11, 2006

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors
Gustafson Financial, Inc.
San Diego, California

In planning and performing our audit of the financial statements of Gustafson Financial, Inc. for the year ended September 30, 2006, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Gustafson Financial, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3. Tests 2 through 4 (described above) were not performed, as they were not applicable in the circumstances.

OTHER OFFICES AT:

2965 ROOSEVELT STREET
CARLSBAD, CALIFORNIA 92008-2389
(760) 729-2343 • FAX (760) 729-2234

613 W. VALLEY PARKWAY, SUITE 330
ESCONDIDO, CALIFORNIA 92025-2598
(760) 741-3141 • FAX (760) 741-9890

The management of Gustafson Financial, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Gustafson Financial, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that misstatements caused by error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Gustafson Financial, Inc.'s practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Diehl, Evans and Company, LLP